Filed by Reynolds American Inc.

Commission File No.1-32258

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Lorillard, Inc.

Commission File No. 001- 34097

Date: December 22, 2014

Explanatory Note : This Form 425 contains the proxy card sent out to Reynolds American Inc. shareholders on December 22, 2014, in anticipation of the Reynolds American Inc. Special Meeting of Shareholders to be held on January 28, 2015.

REYNOLDS AMERICAN INC. 401 NORTH MAIN STREET WINSTON-SALEM, NC 27102-2990

You have the option to submit your proxy by the Internet, telephone or mail. Your vote does not count until we receive it.

VOTE BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions, and for electronic delivery of information up until 11:59 P.M. Eastern Time on January 27, 2015 (January 23, 2015 for Savings Plan or SIP participants). Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on January 27, 2015 (January 23, 2015 for Savings Plan or SIP participants). Have your proxy card in hand when you call and follow the simple instructions provided to you.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Reynolds American Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

Your telephone or Internet vote authorizes the named proxies to vote the shares in the same manner as if you marked, signed and returned the proxy card.

If you vote by telephone or Internet, do not mail back the proxy card.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M80269-S26584	KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY

    REYNOLDS AMERICAN INC.

The Board of Directors recommends a vote FOR:	For	Against	Abstain

1.

Approval of the issuance of RAI common stock, par value $0.0001 per share, to Lorillard, Inc. shareholders as consideration in the merger contemplated by the Agreement and Plan of Merger, dated as of July 15, 2014, as it may be amended from time to time, among Lorillard, Inc., a Delaware corporation, RAI and Lantern Acquisition Co., a Delaware corporation and wholly owned subsidiary of RAI

	☐	☐	☐

2.

Approval of the issuance of RAI common stock, par value $0.0001 per share, to British American Tobacco p.l.c., a public limited company incorporated under the laws of England and Wales, referred to as BAT, directly or indirectly through one or more of its wholly owned subsidiaries, pursuant to the Subscription and Support Agreement, dated as of July 15, 2014, as it may be amended from time to time, among BAT, RAI and Brown & Williamson Holdings, Inc., a Delaware corporation and wholly owned subsidiary of BAT

	☐	☐	☐

For address changes and/or comments, please check this box and write them on the back where indicated.	☐

Note: Please make sure that you complete, sign and date your proxy card.

Please sign exactly as your name(s) appear(s) on the account. When signing as a fiduciary, please give your full title as such. Each joint owner should sign personally. Corporate proxies should be signed in full corporate name by an authorized officer.

Shares for which an executed proxy is received, but no instruction is given, will be voted by the proxies FOR Item 1 and FOR Item 2; and by Fidelity, as Trustee under the Savings Plan, and FESC, as Custodian under the SIP, in the same proportion as the shares for which instructions are received by Fidelity and FESC, respectively.

Signature [PLEASE SIGN WITHIN BOX]	Date

Signature (Joint Owners)	Date

YOUR VOTE IS IMPORTANT!

Please complete, sign and date your proxy card and return this proxy card in the enclosed envelope or vote by telephone or Internet as soon as possible!
To:	Shareholders of Reynolds American Inc. Participants in the RAI 401k Savings Plan Participants in the Puerto Rico Savings & Investment Plan

    Shares of common stock of Reynolds American Inc. will be voted as you direct if this card is completed by you and received by Broadridge on or before January 27, 2015 (January 23, 2015 for Savings Plan or SIP participants). Broadridge is responsible for tabulating the returns.

If you have any questions or need assistance in voting the shares, please contact:

Reynolds American Inc.

Shareholder Services

401 North Main Street

Winston-Salem, NC 27101

(866) 210-9976 (toll-free)

Important Notice Regarding Internet Availability of Proxy Materials for the Special Meeting:

The Notice of Special Meeting of Shareholders and Joint Proxy Statement/Prospectus are available at www.proxyvote.com.

▼     DETACH PROXY CARD HERE IF YOU ARE NOT VOTING BY TELEPHONE OR INTERNET    ▼

M80270-S26584

REYNOLDS AMERICAN INC.

PROXY

This proxy is solicited on behalf of the Board of Directors

for the Special Meeting of Shareholders to be held on January 28, 2015.

The undersigned shareholder of Reynolds American Inc. hereby appoints Susan M. Cameron, McDara P. Folan, III and Constantine (Dean) E. Tsipis, and each of them (with full power of substitution and resubstitution), as proxies of the undersigned, to vote all shares of the common stock of Reynolds American Inc. that the undersigned may be entitled to vote at the Special Meeting of Shareholders to be held on January 28, 2015 at 9:00 a.m. (Eastern Time) in the Reynolds American Plaza Building Auditorium, 401 North Main Street, Winston-Salem, North Carolina, and at any adjournments or postponements thereof, as designated on the reverse side of this proxy card, and in their discretion, the proxies are authorized to vote upon such other business as may properly come before the Special Meeting and any adjournments or postponements thereof.

The undersigned also provides instructions to Fidelity Management Trust Company (“Fidelity”), as Trustee under the RAI 401k Savings Plan (the “Savings Plan”), and to Fidelity Employer Services Company LLC (“FESC”), as Custodian under the Puerto Rico Savings & Investment Plan (the “SIP”), to vote shares of the common stock of Reynolds American Inc. allocated, respectively, to accounts of the undersigned under the Savings Plan or the SIP, and which are entitled to be voted at the Special Meeting, and at any adjournments or postponements thereof, as designated on the reverse side of this proxy card, and to vote all such shares on such other business as may properly come before the Special Meeting and any adjournments or postponements thereof.

The undersigned acknowledges receipt prior to the execution of this proxy card of a notice of special meeting of shareholders and a joint proxy statement/prospectus dated December 22, 2014.

Address Changes/Comments:

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)
Continued and to be signed and dated on reverse side

Additional Information

Reynolds American filed with the SEC a registration statement on Form S-4 that includes the Joint Proxy Statement of Reynolds American and Lorillard that also constitutes a prospectus of Reynolds American. Reynolds American and Lorillard are in the process of mailing to their respective shareholders the Joint Proxy Statement/Prospectus in connection with the Proposed Transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY, OR ANY AMENDMENTS OR SUPPLEMENTS THERETO, WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT REYNOLDS AMERICAN, LORILLARD, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Reynolds American and Lorillard through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Reynolds American by contacting Reynolds American Investor Relations at raiinvestorrelations@reynoldsamerican.com or by calling (336)741-5165 or at Reynolds American’s website at www.reynoldsamerican.com, and are be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Lorillard by contacting Lorillard Investor Relations at investorrelations@lortobco.com or by calling (336) 335-7000 or at Lorillard’s website at www.lorillard.com.

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Reynolds American and Lorillard and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Reynolds American and stockholders of Lorillard in respect of the Proposed Transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Reynolds American and stockholders of Lorillard in connection with the Proposed Transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus filed with the SEC. Information regarding Reynolds American’s directors and executive officers is contained in Reynolds American’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is filed with the SEC. Information regarding Lorillard’s directors and executive officers is contained in Lorillard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is filed with the SEC.